

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

Via E-mail
Robert I. Goldstein
President and Chief Executive Officer
US Nuclear Corp.
7051 Eton Avenue
Canoga Park, CA 91303

>   **Re: US Nuclear Corp.**
>   **Registration Statement on Form S-1**
>   **Filed November 12, 2014**
>   **File No. 333-200135**

Dear Mr. Goldstein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are registering for resale substantially all of your non-affiliate float and 2,000,000 shares held by your former promoter, president, and CEO, Richard Chiang. Given that you are registering substantially all of your non-affiliate float and certain affiliate shares, please advise why this transaction should be registered as a secondary offering instead of an indirect primary offering. In this regard, please:

    *   Refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09 available on our website at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, and
    *   Analyze and explain, in light of the factors discussed in CD&I 612.09, why you are registering a bona fide secondary offering.

Cautionary Note Regarding Forward-Looking Statements, page 34

2.   Please remove the references to the PSLRA on this page when you refer to Section 27A of the Securities Act and Section 21E of the Exchange Act because the PSLRA does not cover penny stock issuers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.   Please refer to Item 303 of Reg. S-K and provide the required disclosure of the results of operations, liquidity, and capital resources. Further, describe the factors or circumstances affecting your results of operations and any material trends affecting your business.

Management, page 40

4.   We note your biographies of the directors. Please refer to Item 401(e) of Reg. S-K and disclose the experiences, qualifications, attributes, or skills that led to the conclusion the person should serve as director.

Security Ownership of Certain Beneficial Owners and Management, page 41

5.   It appears from page 47 that Mr. Chiang will be offering all of his 2,000,000 shares. Please revise the last column on page 41 to reflect his holdings as if he sold his shares.

Executive Compensation, page 43

6.   Please disclose whether any of your named executive officers have received compensation in the past two years and disclose the Summary Compensation Table required by Item 402(n) of Reg. S-K.

Report of Independent Registered Public Accounting Firm, page F-2

7.   We refer to the Form 8-K you filed on May 7, 2014 to announce a change in the registrant's certifying accountant. In your disclosures under Item 4.01, you refer to an explanatory paragraph included in Kenne Ruan, CPA, P.C.'s audit reports for the company's fiscal years ended December 31, 2013 and 2012 relating to the uncertainty of the company's ability to continue as a going concern. However, we note that the audit report included in this Form S-1 does not make reference to a going concern opinion. Please explain.

Signatures

8.   We note your registration statement includes signatures for the principal executive and financial officers. Please note that a signature must also be provided by the controller or principal accounting officer. See Section VI.C. of Form S-1 General Instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christy Adams, Senior Staff Accountant, at 202-551-3363 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Attorney, at 202-551-3310, or Celeste M. Murphy, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Anthony Paesano
        Paesano Akkashian, P.C.